EXHIBIT 12
Dobson Communications Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year ended December 31,
	2006	2005	2004	2003	2002
	($ In thousands)
Earnings:
Income (loss) from continuing operations	$12,781	$(121,610)	$(52,063)	$(50,700)	$(111,526)
Income tax (benefit) expense	(13,960)	(25,593)	3,635	845	(52,177)
Minority interest in income of subsidiaries	9,228	9,755	4,867	6,541	6,521
Loss from investment in joint venture	—	—	—	—	184,381

Pre-tax income (loss) before adjustment from minority interest in income of subsidiaries	8,049	(137,448)	(43,561)	(43,314)	27,199
Minority interest in income of subsidiaries	(9,228)	(9,755)	(4,867)	(6,541)	(6,521)
Rental interest factor, which is 1/3 of rental expense	23,575	18,832	14,688	10,508	12,863
Dividends on mandatorily redeemable preferred stock	709	22,552	32,075	30,568	—
Interest expense	232,084	243,002	219,658	138,148	108,331

Earnings	255,189	137,183	217,993	129,369	141,872

Fixed Charges:
Interest expense	232,084	243,002	219,658	138,148	108,331
Dividends on mandatorily redeemable preferred stock	709	22,552	32,075	30,568	—
Rental interest factor, which is 1/3 of rental expense	23,575	18,832	14,688	10,508	12,863

Total fixed charges	$256,368	$284,386	$266,421	$179,224	$121,194

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	1.2
Deficiency	$1,179	$147,203	$48,428	$49,855	$—